205 E 6th Street, Sioux Falls, SD 57104

June 9, 2017

John Cash
Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, D.C. 20549

Re: Raven Industries, Inc.
Form 10-K for the year ended December 31, 2016 Filed March 31, 2017
Definitive Proxy Statement Filed April 19, 2017
File No. 1-07982

Dear Mr. Cash:

This letter is a response on behalf of Raven Industries, Inc. (the Company) to your comment letter to the undersigned dated May 26, 2017 with respect to the filings listed above. Please note that while your letter indicated that it was related to the Company’s Form 10-K for the year ended December 31, 2016, our fiscal year ends on January 31. As such, the comments in our response related to our Form 10-K filed March 31, 2017 are for the fiscal year ended January 31, 2017.

To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to the comment letter.

Definitive Proxy Statement Filed April 19, 2017

Executive Compensation, page 16

Base Salary, page 18

1.
You disclose that you did not increase base salaries in fiscal year 2017 due to the Company’s financial performance, but your Summary Compensation Table shows salary increases for all named executive officers. Please tell us the reason for this discrepancy, and in future filings, please explain any changes in your base salaries.

The Company’s annual base salary changes are effective on January 1 each year while the Company’s fiscal year begins February 1. Therefore, the salary levels shown in the Summary Compensation Table for each fiscal year reflect one month of the following fiscal year’s base salary. The fiscal 2017 base salaries for named executive officers, which were determined on January 1, 2016, were not increased due to the Company’s financial performance. However, the base salaries were increased for fiscal 2018 effective January 1, 2017. As such, the salary information in the Summary Compensation Table for fiscal 2017 reflects eleven months of fiscal 2017 base salary and one month of fiscal 2018 base salary.

This information is consistent with the executive compensation information disclosure on page 20 regarding the compensation of Mr. Rykhus, Raven’s Chief Executive Officer. Going forward, we will use more precise language to disclose the applicable compensation periods and the impact on the annualized fiscal year base salary disclosures for the named executives.

Management Incentive Plan page 19

2.
We note that in this section you disclose your company-wide net income targets and named executive officer base salary target percentages associated with threshold, target and high-end levels for net income. However, in the second paragraph of this section and in note (5) to the Summary Compensation Table, you cite net sales and return on average assets as additional formula-based factors used to determine payment amounts under the management incentive plan. In these cases, you have not disclosed any target or formula relating to these factors. You also have not disclosed the actual amount of net income, net sales or return on assets used to determine the amount of the payments. Consistent with comment 19 to our letter dated May 6, 2009 and your response thereto, in future filings, please disclose all of the company-wide targets and formulas that form the basis of incentive compensation payments, as well as the actual amount of each related measure of company performance, so that it is clear how the Compensation Committee determined the specific amounts of incentive compensation paid to each named executive officer. In your response, please show us what your disclosure would have looked like for fiscal year 2017. In addition to your narrative explanation, please consider providing an illustrative example.

The following is intended to answer your question for the period ended January 31, 2017 and to illustrate, in a substantially similar manner, how we will modify our disclosures for the management incentive plan beginning with our Definitive Proxy Statement to be filed in connection with the period ended January 31, 2018, starting with the third paragraph under “Management Incentive Plan”:

For fiscal 2017, incentive payments for the Chief Executive Officer, the Chief Financial Officer, and the General Counsel were based primarily on achieving net income and net sales targets with a smaller percentage based on targets for return on assets. Mr. Rykhus could have had a maximum payout of 150% of base salary comprised of 138% of base salary based on company-wide net income and net sales targets, and an additional 12% of base salary based on return on assets. The calculation for the potential maximum payout of 110% of base salary for Mr. Brazones and Ms. Herseth Sandlin were comprised of 100% of base salary based on company-wide net income and net sales targets and an additional 10% of base salary based on company-wide return on assets (ROA).

Income-based incentives were set to begin when the Company’s net income exceeded $8,561,000 and, for Mr. Rykhus, were designed to result in a payment of 66% of base salary at the targeted level of net income of $17,123,000 and the maximum incentive payment of 102% of his base salary if Raven achieved the high end of the income range ($21,403,000 in net income for fiscal 2017). Mr. Brazones' and Ms. Herseth Sandlin's incentives were based on criteria similar to those for Mr. Rykhus, with 47% of base salary payable at the targeted level of $17,123,000 in net income and the maximum incentive payment of 72% of their base salary if Raven achieved $21,403,000 in net income. Actual net income for fiscal 2017 per the Annual Report on Form 10-K was $20,191,000 and represented a 92% payout of the maximum target for Mr. Rykhus and 65% for both Mr. Brazones and Ms. Herseth Sandlin.

Consolidated net sales incentive was based on quarterly net sales targets. Targets were established based upon the Company’s fiscal 2017 budget. If the budgeted quarterly consolidated net sales amount was reached, then the entire eligible incentive amount was achieved. If the budgeted quarterly consolidated net sales amount was not achieved, then no incentive amount was earned. Mr. Rykhus’ quarterly net sales incentive eligibility was 36% of his fiscal 2017 base salary, or 9% per quarter. Mr. Brazones and Ms. Herseth Sandlin had a similar consolidated net sales incentive target which represented 28% of their fiscal 2017 base salary, or 7% per quarter. During fiscal 2017, the actual consolidated net sales incentive target was achieved only during the first and second quarters as determined based on the quarterly consolidated net sales amounts reported in the Company’s quarterly Form 10-Qs and the Company’s Annual Report on Form 10-K filed for fiscal 2017.

The ROA component of the fiscal 2017 incentive calculation was based upon achieved ROA, with the payout beginning at a minimum of 5.0% and with a maximum payout at 6.5%. ROA is calculated by taking current year net income divided by the average total assets, derived as the sum of Total Assets from the beginning and end of the current fiscal year (as reported in the Company’s Annual Report on Form 10-K) divided by two. Mr. Rykhus had 12% of his fiscal 2017 base salary eligible for this incentive component while Mr. Brazones and Ms. Herseth Sandlin each had 10% of their fiscal 2017 base salary eligible. The actual ROA metric for fiscal 2017 was 6.6%, resulting in a maximum payout for each named executive officer.

Messrs. Schmidt and Meyer were responsible for specific business units. Their incentives for fiscal 2017 were based on achieving growth objectives for their respective operating units and the corporation. Operating unit objectives included levels of operating income growth over prior year, net sales targets, and return on assets. Messrs. Schmidt and Meyer, as Division Vice Presidents, could have had a maximum payout of 90% of base salary for fiscal 2017 based on divisional results, 10% of base salary based on company-wide net income, and 10% based on company-wide ROA similar to the other named executive officers in the preceding paragraph. The details of these incentive plans and the actual payouts are described under “Executive Compensation for Fiscal 2017 for the Named Executives” below.

Below is an illustrative example of how Mr. Rykhus’ management incentive plan was calculated for the fiscal 2017 actual payout:

Illustrative Example of CEO management incentive calculation
	Max Salary Eligible (% of Base Salary)	Minimum Target	Maximum Target	Actual	Target % Achieved	Actual Payout % of Base Salary
Consolidated Net Income	102%	$8.6M	$21.4M	$20.2M	90%	91.8%
Consolidated Quarterly Net Sales:
Q1	9%	N/A	$66.2M	$68.4M	100%	9%
Q2	9%	N/A	$64.9M	$68.0M	100%	9%
Q3	9%	N/A	$80.1M	$73.0M	—%	—%
Q4	9%	N/A	$71.4M	$68.5M	—%	—%
Return on Assets (ROA)	12%	5.0%	6.5%	6.6%	100%	12%

Total Maximum Salary Eligible for Management Incentive Payout	150%		Total actual incentive payout			121.8%
			Fiscal 2017 Salary			$544,355
		Fiscal 2017 Management Incentive Payout				$663,065

3.
Please tell us how the incentive formulas “factored the lower financial results from fiscal 2016,” as disclosed in the second paragraph in this section. Please also help us understand your disclosure regarding the target for maximum payout based on net income growth. In this regard, you disclose that net income maximum payouts would occur at 250% of net income growth over the prior year. Your audited financial statements show that the company had $4,848,000 in net income for 2016, suggesting that the net income target for maximum payout would have been $12,120,000. However, in the third paragraph you state that maximum payout would occur if the company achieved “the high end of the income range ($21,403,000 in net income for fiscal 2017).” If you calculate net income other than as shown in your financial statements for purposes of determining incentive compensation, please elaborate.

The net income component for this incentive target is based upon the net income reported in the Company’s Annual Report on Form 10-K for the period ended January 31, 2016 dated March 29, 2016. The reported net income for fiscal 2016 in this filing was $8,561,000. A 250% increase from this target is $21,403,000, which is the amount disclosed in the discussion of the Management Incentive Plan. On February 2, 2017, the Company filed an amended Annual Report on Form 10-K/A for the period ended January 31, 2016. The Compensation Committee of the Company’s Board of Directors did not adjust the net income targets based upon the restated net income of $4,848,000 reported in the amended fiscal 2016 Form 10-K.

The reference in this section to “lower financial results from fiscal 2016” relates to the level of net income reported in the original fiscal 2016 Form 10-K, which was used in the comparison of net income for purposes of the Management Incentive Plan for fiscal 2017. In fiscal 2016, the Company’s net income as reported in the original fiscal 2016 Form 10-K reflected certain unusual adjustments, like goodwill impairment losses, that negatively impacted the reported fiscal 2016 financial results. Instead of using an adjusted net income for incentive calculation purposes, the Company used fiscal 2016 net income as reported in the original fiscal 2016 Form 10-K but increased the percentage growth required over the prior year net income to achieve maximum incentive payouts so that management incentive compensation targets tied executive compensation to improved operational performance.

Stock Options and Restricted Stock Units, page 19

4.
We note disclosure that performance-based restricted stock unit awards are earned based on achievement of a three-year cumulative return on equity goal for your named executive officers. In future filings, please disclose the three-year cumulative return on equity goals, the actual achievement of such goals and how the actual awards are calculated for each of your named executive officers. In your response, please show us what your disclosure would have looked like for fiscal year 2017. In addition to your narrative explanation, please consider providing an illustrative example.

The following is intended to answer your question for the period ended January 31, 2017 and to illustrate, in a substantially similar manner, how we will modify our disclosures for performance-based restricted stock units beginning with our Definitive Proxy Statement to be filed in connection with the period ended January 31, 2018:

Since 2015, the performance measure used for the performance-based RSUs has been return on equity (ROE). ROE is calculated by taking current year net income attributable to Raven Industries, Inc. divided by average equity derived as the sum of Raven Industries, Inc. shareholders’ equity from the beginning and end of the current fiscal year (as reported in the Company’s Annual Report on Form 10-K) divided by two. At the end of the three-year vesting period for performance-based RSUs, if at least the minimum level is reached for the three-year performance goals, the shares received under the awards vary from 50-150% of the targeted level depending on the level of performance achieved. The inclusion of the performance-based RSUs in the LTIP has increased the percentage of the executives' compensation that is variable based on long-term performance.

Fiscal 2017 performance-based grants:
The three-year average ROE performance targets and related payout percentages for the performance-based RSU granted on April 6, 2016 for the fiscal 2017-2019 period were as follows:

	Average Return on Equity Target	Payout Percentage
Maximum	8.5%	150%
Target	6.0%	100%
Minimum	5.0%	50%

Vesting of Fiscal 2014 performance-based RSUs:
The vesting of the fiscal 2014 performance-based RSUs in fiscal 2017 was based upon a three-year return on sales (ROS) average from fiscal 2014-2016. ROS for each fiscal year is calculated by dividing net income by total net sales for that fiscal year (as reported in the Company’s Annual Report on Form 10-

K). The calculation of this performance measure over the three-year period was 7.5%, which equates to a 58.3% payout of vested units.

For this calculation, the Compensation Committee of the Company’s Board of Directors based fiscal 2016 net income on the results reported in the original Form 10-K for fiscal 2016, filed on March 29, 2016. Subsequently, on February 2, 2017, the Company filed an amendment on Form 10-K/A for fiscal 2016, including a restated net income. In connection with the restatement, the Committee did not adjust the net income component in the ROS calculation for fiscal 2016 for purposes of the RSU payouts, which had already occurred.

The following table summarizes the performance results with respect to average three-year return on sales applicable to the LTIP performance unit grants and the corresponding contributions to the vesting percentage.

	ROS percentage		ROS Percentage	Payout Percentage
FY'14 Actual Results	10.9%	Maximum	13.0%	150%
FY'15 Actual Results	8.4%	Target	10.0%	100%
FY'16 Actual Results (a)	3.3%	Minimum	7.0%	50%

Average three-year ROS results	7.5%		7.5%	58.3%

(a) Fiscal 2016 ROS results were from the original Form 10-K filing on March 29, 2016.

The table below summarizes the number of shares awarded for the fiscal 2014 LTIP performance unit grants and the number of shares paid out in fiscal 2017 with respect to such grants for our named executive officers, based on the 58.3 percent vesting percentage.

	Units at Grant date (#)	Vesting Percentage (%)	Units upon Vesting (#)	Dividends Accumulated (#)	Units Vesting plus Dividends Earned (#)
Daniel A. Rykhus	15,220	58.3%	8,878	568	9,446
Steven E. Brazones	—	—	—	—	—
Stephanie Herseth Sandlin	5,250	58.3%	3,062	197	3,259
Brian E. Meyer	2,664	58.3%	1,554	99	1,653
Anthony D. Schmidt	3,956	58.3%	2,308	146	2,454

Thank you for your consideration of our responses to the comment letter. Please contact me at (605) 335-0146 if you have any questions or further comments.

Sincerely,

/s/ Steven E. Brazones
Steven E. Brazones
Vice President and Chief Financial Officer